Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 8, 2017

Table of Contents

NOTICE OF MEETING	i
GLOSSARY OF TERMS	1
GENERAL PROXY INFORMATION	2
Appointment of Proxyholder	2
Voting by Proxy	2
Completion and Return of Proxy	2
Notice-and-Access	2
Non-Registered Holders	3
Revocability of Proxy	4
Voting Securities and Principal Holders of Voting Securities	4
Particulars of Matters To Be Voted Upon	4
Number of Directors	4
Election of Directors	4
Majority Voting Policy	4
Directors Nominated for Election	4
Attendance at Board and Committee Meetings	6
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	6
Appointment of Auditors	6
Other Matters	7
Compensation Discussion and Analysis	7
Objectives of Compensation Program	7
Elements of Executive Compensation	7
Role of Compensation Committee	8
Role of CEO	8
Role of Compensation Consultant and Peer Benchmarking	8
Consideration of Risks Associated With Compensation Policies and Practices	9
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	10
Executive Compensation	10
Determination of Executive Compensation for 2016/2017	10
Summary Compensation Table	11
Outstanding Share-Based Awards and Option-Based Awards	12
Incentive Plan Awards - Value Vested or Earned During the Year	12
Pension Plan Benefits	13
Employment Contracts with Named Executive Officers	13
Termination and Change of Control Benefits	13
Performance Graph	14
Director Compensation	15
Determination of Director Compensation for 2016	15
Outstanding Share-Based Awards and Option-Based Awards	16
Incentive Plan Awards - Value Vested or Earned During the Year	16
Securities Authorized For Issuance Under Equity Compensation Plans	17
Equity Incentive Plan	17
Corporate Governance Practices	18
Independence of the Board	18
Board Mandate	19
Board Chair	19
Position Descriptions	19
Board Committees	19
Assessments	20
Orientation and Continuing Education	20
Ethical Business Conduct	20
Nomination of Directors	21
Director Share Ownership Requirements	21
Compensation	21
Director Term Limits and Other Mechanisms of Board Renewal	21
Policies Regarding the Representation of Women on the Board	21
Consideration of the Representation of Women in the Director Identification and Selection Process	22
Consideration Given to the Representation of Women in Executive Officer Appointments	22
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	22
Number of Women on the Board and in Executive Officer Positions	22
Majority Voting Policy	22
Participation of Directors in Other Reporting Issuers	23
Interlocking Directorships	23

Audit Committee Information	23
OTHER INFORMATION	24
Indebtedness to Corporation of Directors and Officers	24
Management Contracts	24
Interest of Certain Persons or Companies in Matters To Be Acted Upon	24
Interest of Informed Persons in Material Transactions	24
Additional Information	24
SCHEDULE “A” MANDATE OF THE BOARD OF DIRECTORS	25
SCHEDULE “B” COMPENSATION COMMITTEE CHARTER	29

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO: The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company” or “Alexco”) will be held at the Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, on Thursday, June 8, 2017, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2016;
2.	To fix the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 25, 2017 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Alexco has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing Alexco to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on Alexco’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under Alexco 's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting may request a copy from Alexco by calling toll-free in North America at 1-855-777-8811, or request by e-mail at info@alexcoresource.com. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact Alexco's Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact Alexco at the contact number or address and within the time frames noted above to request and receive a copy of Alexco's financial statements and MD&A.

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To obtain additional information about the notice-and-access provisions, a shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 27th day of April, 2017.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman & Chief Executive Officer

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888
Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 27, 2017, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular.

“Award” means any right granted under the Equity Incentive Plan, including stock options and restricted share units.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Comparator Group” means the group of comparable peers as defined and set out under the heading "Compensation Discussion and Analysis - Determination of Comparator Group".

“Corporation” or “Company” or “Alexco” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“Equity Incentive Plan” means the equity incentive plan approved on June 9, 2016.

“EHS&T Committee” means the Environmental, Health, Safety & Technical Committee of the Board.

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

“Meeting” means the annual general meeting of Shareholders to be held on June 8, 2017, and any adjournment(s) thereof.

“MKT” means the NYSE MKT Equities Exchange.

“NC&G Committee” means the Nominating and Corporate Governance Committee of the Board.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“Option” means an option granted under the Equity Incentive Plan

“RSU” means a restricted share unit.

“Share” means a common share in the capital of the Corporation.

“Shareholder” means a holder of Shares.

“TSX” means the Toronto Stock Exchange.

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GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Alexco for use at the Meeting to be held on June 8, 2017 and at any adjournments thereof. Unless the context otherwise requires, references to Alexco include Alexco and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by Alexco.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Alexco (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of Alexco’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to Alexco. In order for Alexco to employ notice-and-access, Alexco must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from Alexco a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

Alexco is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102.  The Meeting materials, including this Circular, are available on Alexco’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

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Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting may request a copy from Alexco by calling toll-free in North America at 1-855-777-8811, or request by email at info@alexcoresource.com. Alexco will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. To obtain additional information about the notice-and-access provisions, a Shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, Alexco has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (" VIF") instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of “non-registered” or “beneficial” holders - those who have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information under NI 54-101 (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the Intermediary disclosing ownership information under NI 54-101 (called “NOBOs” for Non-Objecting Beneficial Owners).

Alexco is not sending the Meeting Materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting Materials to the Intermediaries for distribution to NOBOs.

Alexco intends to pay for an Intermediary to deliver the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

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Revocability of Proxy

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Alexco, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

Alexco is authorized to issue an unlimited number of common shares without par value. As at April 25, 2017, the record date for the Meeting, 96,946,935 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 25, 2017 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of Alexco, as at the record date, April 25, 2017, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of Alexco.

Particulars of Matters To Be Voted Upon

Number of Directors

Shareholder approval will be sought to fix the number of directors at six, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board adopted a Majority Voting Policy on May 1, 2013, as amended April 17, 2017, pursuant to which if, in an uncontested election of directors, the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The Nominating and Corporate Governance Committee (the “N&CG Committee”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering all factors deemed relevant. The Board must take formal action on the N&CG Committee’s recommendation within 90 days of the date of the applicable Shareholders' meeting and announce its decision by press release. Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation (as of April 27, 2017)	Principal Occupation(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)
Clynton R. Nauman Washington, USA	Executive Chairman & Chief Executive Officer and Director(8)	Chief Executive Officer of the Corporation, since December 2004.(8)	Since December 3, 2004	3,897,337 Shares(7) 1,525,000 Shares under option 83,333 RSUs
Richard N. Zimmer British Columbia, Canada	Lead Director(1)(3)(4)(8)	Member of the Board of Directors of several publicly-listed and private companies since June 2011; President and Chief Executive Officer of Far West Mining Ltd., a mining company, from 2008 to June 2011.	Since May 2, 2012	89,846 Shares 185,000 Shares under option 53,332 RSUs
Michael D. Winn California, USA	Director(2)(3)(8)	President of Seabord Capital Corp., providing investment analysis and financial services to companies in the oil & gas, mining and energy sectors, since January 2013; President of Terrasearch Inc., a consulting company providing analysis on mining and energy companies, from 1997 through 2012.	Since January 11, 2005	91,668 Shares 185,000 Shares under option 53,332 RSUs
Terry Krepiakevich British Columbia, Canada	Director(1)(4)	Member of the Board of Directors of several publicly-listed and private companies since July 2011; Chief Financial Officer of SouthGobi Resources Ltd., a mining company, from June 2006 to July 2011.	Since July 22, 2009	99,271 Shares 185,000 Shares under option 53,332 RSUs
Rick Van Nieuwenhuyse British Columbia, Canada	Director(2)(3)	President and Chief Executive Officer of Trilogy Metals Inc. (formerly NovaCopper Inc.), a mineral exploration and development company, since November 2011; President and Chief Executive Officer of NovaGold Resources Inc., a mineral exploration and development company, from May 1999 to November 2011.	Since January 11, 2005	83,339 Shares 185,000 Shares under option 53,332 RSUs
Elaine Sanders British Columbia, Canada	Director(1)(2)(4)	Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (formerly NovaCopper Inc.). Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc.	Since June 28, 2016	136,042 Shares 185,000 Shares under option 13,333 RSUs
(1)	Member of the Audit Committee.
(2)	Member of the N&CG Committee.
(3)	Member of the EHS&T Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(6)	The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 25, 2017, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.
(8)	Effective April 17, 2017, Mr. Zimmer became Lead Director, Mr. Winn stepped down as Chairman; Mr. Nauman stepped down as President and was appointed Executive Chairman; and Mr. Bradley Thrall stepped down as Chief Operating Officer and was appointed President.

Alexco does not have an Executive Committee of its Board. The standing committees of Alexco are the Audit; N&CG; Compensation; and EHS&T committees.

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

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Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2016:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Total
Clynton R. Nauman	11 out of 11	n/a	n/a	n/a	3 out of 3	14 out of 14 (100%)
Terry Krepiakevich	11 out of 11	5 out of 5	2 out of 2	2 out of 2	n/a	20 out of 20 (100%)
Rick Van Nieuwenhuyse	11 out of 11	n/a	n/a	2 out of 2	3 out of 3	16 out of 16 (100%)
Michael D. Winn	11 out of 11	5 out of 5	2 out of 2	n/a	n/a	18 out of 18 (100%)
Richard N. Zimmer	11 out of 11	2 out of 2	2 out of 2	n/a	3 out of 3	18 out of 18 (100%)
Elaine Sanders (1)	6 out of 6	3 out of 3	n/a	2 out of 2	n/a	11 out of 11 (100%)

(1)	Elaine Sanders joined the Board on June 28, 2016

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alexco, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including Alexco) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Alexco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”), Chartered Professional Accountants, of Vancouver, British Columbia are the auditors for Alexco. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PwC as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PwC were first appointed as Alexco's auditors in 2005.

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Other Matters

Management is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, unless instructed otherwise it is the intention of the Management Proxyholders named in the form of proxy accompanying this Circular to vote the Shares represented thereby in accordance with their best judgment on such matter.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of Alexco’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2016, in addition to the CEO and CFO, only the President (who formerly held title of Chief Operating Officer (“COO”) and was named President effective April 17, 2017) and Vice President, Exploration qualified as NEOs.

Objectives of Compensation Program

The objectives of Alexco’s compensation program are to attract, hire, retain and inspire highly qualified executive officers and directors who will drive the success of Alexco, while at the same time promote a greater alignment of interests between such executive officers and directors and Alexco’s shareholders. Alexco’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards. Alexco positions executive pay relative to its Comparator Group with total direct pay to be approximately median and, depending on the tenure and experience of the Executive, Alexco provides the opportunity for top quartile ("P75") pay through a Short-term Incentive Plan and Long-term Incentive Plan for P75 performance.

1.	Base Salary - The primary element of Alexco’s compensation program is base salary. Alexco considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, Alexco targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed between the median ("P50") and P75 of the Comparator Group.
2.	Annual Bonus - Annual performance based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonus awards are determined at the discretion of the Compensation Committee primarily on a qualitative basis by reference to the success of Alexco and each executive officer’s contribution in the year preceding. In making such determinations, reference is made to a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives. Specific goals are not established for bonus determination purposes, but general performance objectives are set by the CEO early in the year which are agreed upon by the Compensation Committee and ratified by the Board. Performance relative to those objectives is qualitatively assessed in the context of circumstances and challenges arising through the year. The key performance indicators referenced include company-wide safety performance; exploration success resulting in expansion of silver resource base at Keno Hill; optimization of future all-in sustaining costs; conservation of cash; preservation of balance sheet strength; financial performance relative to budget and in absolute terms; and share price performance.
3.	Equity-Based Incentive Awards - Equity-based incentive awards take the form of incentive stock options and RSUs granted under Alexco’s Equity Incentive Plan. The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable Alexco to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for Option grants, are subject to vesting provisions of eighteen months, and carry an exercise price equal to the Fair Market Value of the common shares as at the date of grant. RSU awards generally vest over two years (one third on grant and one third on each of the first and second anniversaries of the award), and can be settled by issuance of Shares from treasury. The periodic award of Options and RSUs, which generally occurs at the beginning of the calendar year, is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previously granted equity-based incentive awards as well as typical market practices of the Comparator Group of companies.

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Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for Alexco’s executive officers as well as certain key employees and non-executive officers, and for recommending compensation for directors, including the granting of equity-based incentive awards. The Compensation Committee is charged with determining such recommendations so as to achieve the objectives of Alexco’s compensation program. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of a compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January or February once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

For the year ended December 31, 2016 and up to April 17, 2017, the members of the Compensation Committee were Michael Winn, Terry Krepiakevich and Richard Zimmer, all of whom are considered independent under the tests prescribed by NI 52-110. Effective April 17, 2017, Elaine Sanders replaced Michael Winn as a member and the Chairman of the Compensation Committee. Ms. Sanders is considered independent under the tests prescribed by NI 52-110. Mr. Winn was a member of the Compensation Committee of Alexco since 2006, and a member of the board of directors of a number of publicly-listed companies, including being a member of the Compensation Committees of Lara Exploration Ltd., Reservoir Capital Corp. and Atico Mining Corporation, and until 2013 he was a member of the Compensation Committee of Sprott Resources Corp. He is the President of Seabord Capital Corp. Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (formerly NovaCopper Inc.). Prior to Trilogy Metals Inc., Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc.; Ms. Sanders has over 20 years of experience in audit, finance, and accounting with public and private companies. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 20 years’ experience as a director and senior executive of a number of publicly-listed international companies, including SouthGobi Resources Ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has had extensive dealings with executive compensation matters in such capacities. Mr. Zimmer is a member of the board of directors on several companies including Capstone Mining Corp. and has over 35 years’ experience as a director and senior executive of a number of publicly-listed international companies, including Far West Mining Ltd. and Teck. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of Alexco’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of Alexco’s executive officers as well as certain key employees and non-executive officers over the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of Alexco and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining is final recommendations to the Board.

Role of Compensation Consultant and Peer Benchmarking

In 2016, Alexco retained Hugessen Consulting (“Hugessen”), who are independent, to assist with a review of peer companies’ executive and independent director pay levels and practices for 2016 and 2017. Due to poor market conditions in 2015, the Compensation Committee did not consider it necessary to retain a consultant for the compensation determination process completed in 2015 or commencing in 2016.

For 2016, to identify appropriate comparable peer companies (“Comparator Group”), Hugessen used the following criteria:

•	Canadian headquartered and listed on the TSX or TSX Venture Exchange;
•	Mining operations focused on silver, gold, copper, precious metals and diversified metal ore and operating in the Americas; and

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•	Market capitalization in the range of 0.5 to 2.0 times that of Alexco with Alexco at approximately the median of the group.

These criteria were validated by Alexco’s Compensation Committee.

For 2016, the peer group was amended as follows:

•	Of the 2015 peer group, seven companies (Bear Creek Mining Corporation, Excellon Resources Inc., Great Panther Silver Ltd., Kaminak Gold Corporation, Trilogy Metals Inc., Sabina Gold & Silver Corp and Victoria Gold Corp.) continued to be appropriate and were retained for the 2016/2017 peer group;

•	Wesdome Gold Mine Ltd., Americas Silver Corporation, Avino Silver & Gold Mines Ltd. and Golden Queen Mining Co Ltd. met the criteria and were added the 2016/2017 peer group; and

•	Aurcana Corporation, Orvana Minerals Corp., Santacruz Silver Mining Ltd. and Scorpio Mining Corp. were removed from the 2016/2017 peer group as they no longer met the criteria.

The table below summarizes the compensation peer group for 2016, and how Alexco compares in terms of market capitalization, total enterprise value and assets:

(Amounts expressed in millions of dollars) Company	Market Capitalization(1)	Total Enterprise Value(1)	Assets(1)
Wesdome Gold Mines Ltd.	375	358	156
Great Panther Silver Ltd.	306	237	118
Victoria Gold Corp.	313	250	189
Sabina Gold & Silver Corp.	299	257	383
Bear Creek Mining Corp.	273	254	122
Americas Silver Corporation	146	136	155
Avino Silver & Gold Mines Ltd.	141	148	94
Excellon Resources Inc.	145	133	62
Golden Queen Mining Co. Ltd.	119	252	212
Trilogy Metals Inc.	72	59	58
Kaminak Gold Corp.(2)	N/A - acquired by Goldcorp.
Alexco Resource Corp.	226	253	116
Percent Rank	51%	40%	32%

(1)	All values based on publically available information available as of November 7, 2016
(2)	Will not be part of Comparator Group going forward

Hugessen provided the Compensation Committee with independent advice on Alexco’s compensation program including an overall compensation philosophy review, peer group review, Named Executive Officer compensation and employment provision review, long-term incentive plan review and independent director’s compensation review.

A summary of executive compensation-related fees to billed by Alexco’s compensation advisors, Hugessen, for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2016	$29,283	Nil
2015	Nil	Nil

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Consideration of Risks Associated With Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Alexco. These risks include but are not limited to those arising from Alexco’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Alexco. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Alexco’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. No risks have been identified as arising from Alexco’s compensation policies and practices which are considered reasonably likely to have a material adverse effect on Alexco.

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

Alexco has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation, other than short-term transactions entered into in connection with the exercise of equity securities such as compensatory stock options.

Executive Compensation

Determination of Executive Compensation for 2016/2017

During 2016, operating results within the environmental services business were reasonably strong, and Alexco’s exploration efforts through the year were particularly successful. Externally, 2016 saw an overall improvement in silver prices and the mining sector in general. Share prices of the Comparator Group were impacted positively as whole over the year with Alexco’s share price performing ahead of the market. In this context, and as recommended by the CEO with the exception of his own compensation, the Compensation Committee recommended to the Board that, effective January 1, 2017, base salary increases be given to the CEO, President, CFO and Vice President, Exploration in the amount of 2% for the CEO, President and Vice President, Exploration and 5% for the CFO. For long-term incentive purposes, the Compensation Committee recommended the granting of equity-based compensation awards to each of the executive officers, in the form of both Options and RSUs, which was completed in early 2016. During 2016, with the exception of an 8% increase to the CFO’s salary, there were no salary adjustments or annual bonuses awarded relating to the fiscal 2015 year.

All recommendations of the Compensation Committee were accepted and approved by the Board.

The base salaries for the Executive Chairman & CEO, Clynton Nauman, and President, Bradley Thrall, are denominated in US dollars while Alexco reports in Canadian dollars. As a result of the lower value of the Canadian dollar against the US dollar in each year since 2012, their reported Canadian salaries have reflected an increase, which is directly as a result of this foreign exchange impact. Furthermore, in 2013 Mr. Nauman and Mr. Thrall both volunteered 20% reductions in their base salaries as a result of the Company shutting down mining operations at the Bellekeno mine and market conditions. The foreign exchange impact has been shown in the table below whereby the grey bar represents their US denominated salary and the yellow bar reflects the foreign exchange impact of the Canadian dollar equivalent.

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Summary Compensation Table

The following table sets forth information concerning compensation to each of the Named Executive Officers during the three most recently completed financial years:

NEO Name And Principal Position	Year	($)(1)	Share-Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long-Term Incentive Plans ($)
Clynton R. Nauman Executive Chairman and CEO	2016 2015 2014	450,704 434,792 375,564	45,500 30,000 Nil	184,500 110,103 116,250	99,420 Nil Nil	Nil Nil Nil	Nil Nil Nil	51,500 48,537 63,571	831,624 623,432 555,385
Bradley Thrall President	2016 2015 2014	339,354 327,372 282,778	31,850 21,000 Nil	123,000 73,402 69,750	85,092 Nil Nil	Nil Nil Nil	Nil Nil Nil	63,502 56,883 74,883	642,798 478,657 427,410
Michael Clark CFO(6)	2016 2015 2014	200,000 185,000 7,708	31,850 21,000 Nil	82,000 29,361 10,150	30,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	16,868 4,067 460	360,718 239,428 18,318
Alan McOnie Vice President, Exploration	2016 2015 2014	252,000 196,000 210,000	13,650 9,000 Nil	102,500 44,051 69,750	35,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 19,365 Nil	403,150 268,406 279,750
David Whittle Former CFO (6)	2016 2015 2014	Nil Nil 214,667	Nil Nil Nil	Nil Nil 69,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 11,167	Nil Nil 295,584

(1)	Salary is paid in US currency to Clynton Nauman (USD$340,000) and Bradley Thrall (USD$256,000). The exchange rates used to convert the amounts to Canadian currency for the 2016, 2015 and 2014 financial years were US$1.00 = C$1.3256, US$1.00 = C$1.2788 and US$1.00 = C$1.1046, respectively.
(2)	This column includes the grant date fair value of RSUs awarded by Alexco to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2016 financial year was $0.91 (2015 - $0.60) per RSU.
(3)	This column includes the grant date fair value of all Options granted by Alexco to the Named Executive Officers during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2016 financial year were estimated by assuming a risk-free interest rate of 0.5% (2015 - 0.6%; 2014 - 1.2% to 1.4%) per annum, an expected life of options of 4 (2015 - 4; 2014 - 4) years, an expected volatility of 69% (2015 - 67%; 2014 - 65% to 67%), an expected forfeiture rate of 5% (2015 - 3%; 2014 - 4%) and no expected dividends (2015 - nil; 2014 - nil). The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.
(4)	Annual bonuses are attributed to the financial year in respect of which they have been awarded. The financial statements will reflect the impact of the annual bonuses in the first quarter of the following year.
(5)	Included in “All Other Compensation” are the amounts paid each year for benefits, as well as RRSP and 401K contributions, vehicle allowances, benefits and parking fees paid by Alexco.
(6)	On December 15, 2014, David Whittle resigned as CFO and Michael Clark was appointed CFO.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Alexco at December 31, 2016, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman Executive Chairman and CEO	60,000 125,000 150,000 75,000 125,000 375,000 450,000	6.92 3.45 7.10 4.16 1.94 0.60 0.84	Jan 24, 2017 Mar 22, 2017 Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021	- - - - - 453,750 436,500	83,333	150,833	Nil
Bradley Thrall President	50,000 75,000 87,500 50,000 75,000 250,000 300,000	6.92 3.45 7.10 4.16 1.94 0.60 0.84	Jan 24, 2017 Mar 22, 2017 Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021	- - - - - 302,500 291,000	58,332	105,583	Nil
Michael Clark CFO	35,000 100,000 200,000	0.60 0.60 0.84	Dec 15, 2019 Feb 11, 2020 Feb 12, 2021	42,350 121,000 194,000	58,332	105,583	Nil
Alan McOnie Vice President, Exploration	40,000 10,000 60,000 35,000 75,000 50,000 250,000	6.92 3.45 7.10 4.16 1.94 0.60 0.84	Jan 24, 2017 Mar 22, 2017 Jan 12, 2018 Jan 21, 2018 Feb 12, 2019 Feb 11, 2020 Feb 12, 2021	- - - - - 60,500 242,500	25,000	45,250	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2016, which was $1.81, and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2016, which was $1.81.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2016, for each of the Named Executive Officers:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Clynton R. Nauman Executive Chairman and CEO	296,750	25,532	Nil
Bradley Thrall President	197,833	16,248	Nil
Michael Clark CFO	119,116	8,124	Nil
Alan McOnie Vice President, Exploration	100,999	6,963	Nil

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2016 of $1.81 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $0.70.

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Pension Plan Benefits

Alexco does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. Alexco does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

Alexco entered into current employment agreements (“Executive Employment Agreements”) dated effective January 1, 2007 with Mr. Nauman and Mr. Thrall; dated effective January 24, 2011 with Mr. McOnie and dated effective December 15, 2014 with Mr. Clark.

Except for the specific duties of each Named Executive Officer and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Alexco or the respective Named Executive Officer in accordance with the provisions thereof as described below.

As at December 31, 2016 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. McOnie were entitled to annual base salaries, paid semi-monthly, of US$340,000, US$256,000, $200,000 and $252,000, respectively. Such annual base salaries are subject to annual review by Alexco.

Each Executive Employment Agreement may be terminated by Alexco upon the Named Executive Officer dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the Named Executive Officer with three months’ notice to Alexco for Mr. Nauman, Mr. Thrall and Mr. McOnie and 2 months’ notice to Alexco for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by Alexco without just cause or termination by the Named Executive Officer for unremedied material breach or default of the agreement by Alexco, or in the event of termination by the Named Executive Officer upon a change of control as further described below, the Named Executive Officer will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the Named Executive Officer under the agreement for the previous fiscal year multiplied by a particular factor, and Alexco shall also continue the Named Executive Officer’s group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. McOnie and six months for Mr. Clark. For Mr. McOnie, the multiplying factor is two. For Mr. Nauman and Mr. Thrall, the multiplying factor is two and a half. For Mr. Clark, the multiplying factor is one. In the event of termination by Alexco upon a Named Executive Officer dying or becoming disabled as described above and so long as the Named Executive Officer receives life insurance or long-term disability benefits under Alexco’s benefit plans, the Named Executive Officer will be entitled to receive his then-current salary for one year. If the Named Executive Officer does not receive such benefits, other than for acts of the Named Executive Officer resulting in lawful denial of such coverage, then the Named Executive Officer shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by Alexco for just cause, or voluntary termination by the Named Executive Officer, the Named Executive Officer shall not be entitled to receive any incremental payments or benefits.

In the event that a change of control (as defined in the Executive Employment Agreements) of Alexco occurs, each of the Named Executive Officers may terminate his obligations under the agreement by providing one month’s notice in writing to Alexco at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a Named Executive Officer’s employment with Alexco is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. McOnie, and three years for Mr. Clark, the Named Executive Officer acquires directly or indirectly other than from Alexco or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by Alexco during the time the Named Executive Officer was employed by Alexco, the Named Executive Officer will offer Alexco, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. Alexco shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

For the Named Executive Officers employed by Alexco as at December 31, 2016, the following table discloses the estimated incremental amounts payable to each Named Executive Officer under a number of termination or change-of-control circumstances, other than termination by Alexco for just cause or voluntary termination by the Named Executive Officer. Amounts disclosed in the table below assume that a change of control occurred and/or the Named Executive Officer’s employment was terminated on December 31, 2016, except that for Mr. Nauman and Mr. Thrall, to provide more relevant indicative information, the amounts are based on the particular multiplier of two and a half that became effective January 1, 2014.

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	Clynton R. Nauman Chairman and CEO	Michael Clark CFO	Bradley Thrall President	Alan McOnie Vice President, Exploration

Termination without just cause, for unremedied breach or default by Alexco, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment

Group insurance benefits

Accelerated vesting of option-based awards(2)

Total

	$1,412,636 $36,570 - $1,449,206	$241,000 5,868 - $246,868	$1,132,376 $34,997 - $1,167,373	$574,000 - - $574,000
Termination upon death or disability where benefits due are received: One year salary	$450,704	$200,000	$339,354	$252,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)	Under the Equity Incentive Plan, if a bona fide take-over bid is issued that results in the offeror becoming a control person of Alexco within the meaning of the Securities Act (British Columbia), all outstanding Options and RSUs immediately become vested for all holders and not just the Named Executive Officers.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 1, 2012, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the Named Executive Officers have generally been consistent with changes in shareholder value. Compensation for the Named Executive Officers also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for Alexco’s executives. The level of compensation paid to the Named Executive Officers has been reflective of the significant advancements made at Alexco’s Keno Hill District properties in the Yukon through 2011 with respect to the transition from exploration and development to production operation at the Bellekeno mine, and the significant exploration success realized in the District through 2016. The compensation for the 2013 year was reduced in recognition of the difficult market conditions experienced. The compensation in 2016 remained unchanged from 2013 with the exception of the tax equalization program being terminated effective December 31, 2015.

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Director Compensation

Determination of Director Compensation for 2016

Alexco’s directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost amount of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the 2016 financial year, each director (excluding Mr. Nauman, who is an executive director and is compensated as a Named Executive Officer) received a base annualized fee of $32,000. No additional fees for committee or chairman duties were paid during 2016. The independent directors were granted Options and RSUs under Alexco’s Equity Incentive Plan.

In 2013 the directors reduced their base retainer fee by 20% and effective January 1, 2016 the directors implemented a further 26% reduction in director fees by reducing the annual base fee to a flat fee of $32,000 and having no additional fees for committee or chairman duties. In the table below, option-based awards to the independent directors reflect an increase from prior years as the Company, prior to 2016, had not granted Options to independent directors since fiscal 2011.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2016, to the independent directors of Alexco:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terry Krepiakevich	32,000	36,400	96,800	Nil	Nil	Nil	165,200
Rick Van Nieuwenhuyse	32,000	36,400	96,800	Nil	Nil	Nil	165,200
Michael D. Winn	32,000	36,400	96,800	Nil	Nil	Nil	165,200
Richard N. Zimmer	32,000	36,400	96,800	Nil	Nil	Nil	165,200
Elaine Sanders	16,000	Nil	98,887	Nil	Nil	Nil	114,887

(1)	This column includes the grant date fair value of RSUs awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2016 financial year was $0.91 per RSU.
(2)	This column includes the grant date fair value of Options awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2016 financial year were estimated by assuming a risk-free interest rate of 0.6% per annum, an expected life of options of 4 years, an expected volatility of 71%, an expected forfeiture rate of 4% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the independent directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	75,000 110,000	3.45 1.73	Mar 22, 2017 Jun 10, 2021	- 8,800	53,332	96,533	Nil
Rick Van Nieuwenhuyse	75,000 110,000	3.45 1.73	Mar 22, 2017 Jun 10, 2021	- 8,800	53,332	96,533	Nil
Michael D. Winn	75,000 110,000	3.45 1.73	Mar 22, 2017 Jun 10, 2021	- 8,800	53,332	96,533	Nil
Richard N. Zimmer	110,000	1.73	Jun 10, 2021	8,800	53,332	96,533	Nil
Elaine Sanders	110,000	1.78	Jun 28, 2021	3,300	Nil	Nil	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2016 of $1.81 and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2016 of $1.81.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2016, for each of the independent directors:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Terry Krepiakevich	4,400	32,333	Nil
Rick Van Nieuwenhuyse	4,400	32,333	Nil
Michael D. Winn	4,400	32,333	Nil
Richard N. Zimmer	4,400	32,333	Nil
Elaine Sanders	1,650	32,333	Nil

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2016 of $1.81 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $1.49.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Alexco’s compensation plans under which equity securities were authorized for issuance as at December 31, 2016, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,628,946	$2.48	2,666,073
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,628,946	$2.48	2,666,073

Equity Incentive Plan

Alexco’s Equity Incentive Plan was approved by Alexco’s shareholders at the annual general meeting of the shareholders held on June 9, 2016. The purpose of the Equity Incentive Plan is to attract and motivate directors, officers, employees and service providers of Alexco and its subsidiaries and thereby advance Alexco’s interests by affording such persons with an opportunity to acquire an equity interest in Alexco through the Options and RSUs. The granting of Options and RSUs is intended to align the interests of such persons with that of the Shareholders. The Equity Incentive Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant Options and RSUs on the following terms:

1.	The Equity Incentive Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the Equity Incentive Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time. As such, the plan limit will automatically increase as the number of Alexco’s issued and outstanding Shares increases. Furthermore, the Equity Incentive Plan, together with all other previously established or proposed security-based compensation arrangements, may not result in:
(a)	the number of Shares of the Corporation reserved for issuance pursuant to Options and RSUs granted to insiders exceeding 10% of the outstanding issue;
(b)	the issuance to insiders of the Corporation of a number of Shares of Alexco exceeding, within a one year period, 10% of the outstanding issue;
(c)	the issuance to any one insider of the Corporation, and such insider’s associates, of a number of Shares of Alexco exceeding, within a one year period, 5% of the outstanding issue; or
(d)	the number of Shares of the Corporation reserved for issuance pursuant to Options or RSUs granted to any one Optionee exceeding 5% of the outstanding issue.

The outstanding issue is determined on the basis of the number of Shares of Alexco outstanding immediately prior to any proposed Option or RSU grant, excluding Shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.	The maximum aggregate annual grant fair value (equal to the accounting fair value so determined) of awards under the Equity Incentive Plan, together with the Corporation’s other security based compensation arrangement, as applicable, to any independent director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.
3.	The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for Alexco’s annual financial reporting purposes) of Options granted to any independent director of Alexco in any fiscal year of Alexco shall not exceed $100,000, provided that no further Shares may be made subject to stock options granted to any independent director of Alexco to the extent the number of Shares reserved for issue pursuant to Options granted to independent directors of Alexco as a group is more than 1% of the number of Shares then outstanding.

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4.	The Equity Incentive Plan is an evergreen plan, which means that when an option is exercised, additional options become available for future grant under the plan because each exercise reduces the number of Shares that are subject to stock options and increases the outstanding Shares of Alexco. Also, if any stock options are surrendered, terminate or expire without being exercised in whole or in part under the Equity Incentive Plan, the Shares which were the subject of such Options may again be made subject to an Option.
5.	The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”).
6.	Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Unless otherwise determined by the Board, options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of Shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of Shares under Option such that after the 18th month of the option period, 100% of the Option will be exercisable.

7.	Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares. Unless otherwise determined by the Board, RSUs will vest as to 33 1/3% immediately and then as to 33 1/3% on the first and second anniversary dates of the grant date.

8.	The Options can be exercised by the holder thereof as long as such person is a director, officer, employee or service provider to Alexco or its subsidiaries; or within a period of not more than 30 days after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if such person dies, within one year from the date of such person’s death.

9.	In the event of a change in control, all outstanding options shall immediately vest and be exercisable and all outstanding RSUs shall vest immediately.

10.	The Board may from time to time in its absolute discretion, modify and change the provisions of an Option or the Equity Incentive Plan without obtaining approval of Shareholders to:

(a)	implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of Shares from the number of Shares reserved under the Equity Incentive Plan; and
(b)	make any other amendments of a non-material administrative nature which are approved by the TSX.

All other amendments will require approval of Shareholders and the TSX.

11.	Any outstanding Options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

As of April 27, 2017, there are 6,580,999 Options and 466,271 RSUs issued and outstanding under the Equity Incentive Plan, representing 7.3% of Alexco’s issued and outstanding Share capital.

Corporate Governance Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in Alexco’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which Alexco has reviewed its own corporate governance practices. In certain cases, Alexco’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for Alexco at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

Alexco’s Board currently consists of six directors, five of whom Alexco believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Mr. Nauman is not independent as he is the Executive Chairman and Chief Executive Officer of Alexco. For the period from January 1, 2016 to April 17, 2017, the Board’s non-executive Chair, Mr. Winn, was considered an independent director. Effective April 17, 2017, Mr. Nauman was appointed Executive Chairman of Alexco, in addition to his existing title of CEO. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco.

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The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages Alexco’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. Alexco’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with Alexco’s auditors in camera, without management being in attendance.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Board also meets to plan for the future growth of Alexco; identify risks of Alexco’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of Alexco’s affairs and in light of opportunities or risks that Alexco faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair

The Chair of the Board was a non-executive position, held by Mr. Winn who was considered an independent director until April 17, 2017 when he was replaced by Mr. Nauman who was appointed Executive Chairman. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco. Under written terms of reference adopted by the Board, the Chair, or Lead Director when the Chair is not independent, shall act as the effective leader of the Board and shall ensure it carries out its responsibilities effectively, efficiently and independently of management and in the long-term best interests of Alexco. The Chair or Lead Director acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair or Lead Director provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board of Directors and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair or Lead Director is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair, or the Lead Director when the Chair is not independent, of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. The Board has developed a written position description for the Chief Executive Officer.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, Alexco has an EHS&T Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing Alexco’s technical work.

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The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders and Richard Zimmer. For the period January 1, 2016 to April 17, 2017 Michael Winn was a member of the Audit Committee and was replaced by Richard Zimmer on April 17, 2017. The N&CG Committee is comprised of three independent Board members, including Rick Van Nieuwenhuyse (Chair), Elaine Sanders and Michael Winn. Terry Krepiakevich was a member of the N&CG Committee for the period January 1, 2016 to April 17, 2017 when he was replaced by Michael Winn on this committee. The Compensation Committee is comprised of three independent Board members, including Elaine Sanders (Chair), Terry Krepiakevich and Richard Zimmer. For the period January 1, 2016 to April 17, 2017 Michael Winn was a member and the Chair of the Compensation Committee and was replaced by Elaine Sanders at that time The EHS&T Committee is comprised of a majority of independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse and Michael Winn. Clynton Nauman was a member of the EHS&T Committee for the period January 1, 2016 to April 17, 2017 when he was replaced by Michael Winn.

All Committees are accountable to the full Board.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Chair, or Lead Director if the Chair is not independent, of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

Alexco provides informal continuing education to its Board members with guest speakers invited to present at Board and Committee meetings, and also encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit Alexco’s properties. Board members have full access to Alexco’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time.

During the year, Alexco had the following presentations:

Presentation Topic	Presenter	Directors Present
Rights Offerings, Shelf Prospectus and Preliminary Economic Assessments	Corey Dean DuMoulin Black, LLP	All directors
Transparency Outlook	Michael Sabatino Ernst & Young LLP	All directors
Trends in Governance	David Salmon Laurel Hill Advisory Group	All directors

During the year, the EHS&T Committee, comprised of Richard Zimmer, Rick Van Nieuwenhuyse and Clynton Nauman, travelled to Colorado where the committee members and key management conducted several site tours at the Gold King and Schawartzwalder water treatment facilities and the Globeville Smelter Project, which are key projects managed by Alexco’s environmental services business. The EHS&T Committee updated the Board with its assessment of the site tours.

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. While Alexco does not have a formal orientation program, new Board members are provided with:

1.	information respecting the functioning of the Board and Committees, including a copy of Alexco’s Corporate Governance Manual;
2.	access to recent publicly-filed documents of Alexco;
3.	access to Alexco’s management, auditors and technical consultants; and
4.	further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

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Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of Alexco and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of Alexco’s directors, officers and employees and which may be viewed by visiting Alexco’s web site at www.alexcoresource.com as well as under Alexco’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or Alexco’s Ethics Officer. No material change report filed since the beginning of Alexco’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, Alexco requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

Alexco’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of Alexco are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2016 and as at April 27, 2017, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for Alexco’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of Alexco’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for Alexco’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 7, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Alexco has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of Alexco's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of Alexco.

Policies Regarding the Representation of Women on the Board

The Board has adopted a Diversity Policy which recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. The Board believes gender diversity is a significant aspect of diversity and acknowledges the role that women can play in contributing to diversity of perspective in the boardroom.

The objective of the Diversity Policy, as it relates to women on the Board, is to ensure that gender diversity is taken into account when reviewing board composition and that there is a required identification of women candidates embedded in the director nomination and executive level appointment process of the N&CG Committee.

Selection of female candidates to join the Board or the executive team will be, in part, dependent on the pool of female candidates with the requisite skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Company.

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In order to promote the specific objective of gender diversity, the selection process for Board and senior executive appointments must involve the following steps (including where the Company engages an external recruitment agency to identify and assess candidates):

•	a short-list identifying potential candidates for the appointment which must include at least 50% qualified female candidates; and
•	if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

At the date of adoption of this Diversity Policy, the Board’s aspirational target was to ensure that, of the 6 Directors on the Board, at least one director would be female, representing 16.67% female representation on the Board.

On an annual basis, the N&CG Committee assesses the effectiveness of Alexco's performance in meeting the objectives outlined in the Diversity Policy by a review of our progress in increasing diversity amongst management and on the Board, by the percentage of female candidates identified during the process to fill any vacancies in management or on the Board and the percentage of female candidates. In 2016, the Board recruited one new Director and 50% of the candidates considered were female with the end result of a female director being appointed. The Board has oversight of any diversity initiative implemented by management and will monitor measurable goals for achieving the objectives established for the initiative.

Consideration of the Representation of Women in the Director Identification and Selection Process

Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Consideration Given to the Representation of Women in Executive Officer Appointments

Alexco's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

Although Alexco has not adopted specific targets for women in executive positions, Alexco has had female leadership in executive positions. As part of Alexco’s desire to facilitate gender diversity in management and leadership roles, Alexco will also:

•	consider policies which address impediments to gender diversity in the workplace and review their availability and utilisation;
•	regularly review the proportion of women at all levels of the Company;
•	monitor effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and
•	continue to identify new ways to entrench diversity as a cultural priority across the organisation.

Number of Women on the Board and in Executive Officer Positions

As of the Record Date, one of six (17%) directors of Alexco is female. See also "Policies Regarding the Representation of Women on the Board" above.

Majority Voting Policy

See "Election of Directors - Majority Voting Policy".

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Participation of Directors in Other Reporting Issuers

Certain of Alexco’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc.
Rick Van Nieuwenhuyse	Trilogy Metals Inc. NovaGold Resources Inc.	Tintina Resources Inc. SolidusGold Inc.
Michael D. Winn	Eurasian Minerals Inc. Legend Gold Corp. Atico Mining Corp.	Reservoir Capital Corp. Revelo Resource Corp. Nebo Capital Corp.
Richard N. Zimmer	Capstone Mining Corp.

Interlocking Directorships

The following directors of Alexco currently serve together on interlocking boards:

Directors serving on Interlocking Boards	Name of other Reporting Issuer
Clynton R. Nauman and Rick Van Nieuwenhuyse	NovaGold Resources Inc.

Audit Committee Information

Detailed information with respect to Alexco’s audit committee is contained under the heading “Audit Committee Information” in Alexco’s Annual Information Form dated March 29, 2017 for the year ended December 31, 2016 filed under Alexco’s profile on SEDAR at www.sedar.com.

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Other Information

Indebtedness to Corporation of Directors and Officers

As at April 27, 2017, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of Alexco or its subsidiaries which is owing to Alexco or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Alexco, no proposed nominee for election as a director of Alexco and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to Alexco or its subsidiaries; or
(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of Alexco are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of Alexco, no director or executive officer since the commencement of Alexco’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Alexco’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Alexco.

Additional Information

Financial information is provided in Alexco’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to Alexco, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on Alexco’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of Alexco’s audited financial statements and MD&A.

DATED as of this 27th day of April, 2017.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman and Chief Executive Officer

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Schedule “A”

Mandate OF THE board of directors

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company. The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be "independent" as defined in National Instrument 52-110. Where this is not appropriate, an independent director should be appointed to act as "lead director". The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic direction for the Company and the process for implementing the plan. The Board provides direction to the Chief Executive Officer ("CEO") and other senior management to ensure the strategic direction set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the direction can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic direction are reviewed and revisions to the direction and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic direction and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

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Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and therefore would require a minimum of training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company's policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company's internal control and management information systems. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.
2.	Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3.	Approving payment of distributions to shareholders.
4.	Approving any offerings, issuances or repurchases of share capital or other securities.
5.	Approving the establishment of credit facilities and any other long-term commitments.

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6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management's responsibilities).

7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

8.	Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.
9.	Succession planning and other human resource issues.

10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).

11.	Adopting a strategic planning process, approving the strategic direction on at least an annual basis, and monitoring performance against such strategic direction.

12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.

14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.

15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.

16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.

17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.

18.	Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company's securities are traded.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

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Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

Effective date

Adopted by the Board effective December 16, 2016.

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Schedule “B”

Compensation Committee CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and other executive officers (collectively, the “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, the “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) members, all of whom shall be “independent” directors as defined in section 1.4 of National Instrument 52-110. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;
(b)	review from time to time as required and recommend to the Board for approval as necessary the indemnification policies, and director and officer insurance policy, if any, of the Company;
(c)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;
(d)	review and recommend to the Board for approval the proposed appointment of any person to Management;
(e)	approve and appoint as necessary from time to time any person to a Non-Management Officer position;
(f)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving those goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;
(g)	approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;
(h)	administer the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;
(i)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;
(j)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;

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(k)	review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(l)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and

(m)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage outside consultants to review the Company’s compensation program as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Charter was implemented by the Board effective November 9, 2011.

CORPORATE HEADQUARTERS 1225 - 555 Burrard St. Vancouver, BC V7X 1M9 Canada	Tel: 604.633.4888 Fax: 604.633.4887 Email: info@alexcoresource.com Website: www.alexcoresource.com	SHARE LISTING INFORMATION NYSE-MKT:AXU TSX:AXR